Exhibit (e)(35)

May 7, 2017

Craig Leavitt

c/o Kate Spade & Company

2 Park Avenue

New York, New York 10016

Dear Mr. Leavitt,

As you know, Kate Spade & Company (the “Company”) intends to enter into an Agreement and Plan of Merger with Coach, Inc. (“Parent”) and a wholly-owned subsidiary of Parent (the “Purchaser”) (as amended, modified, and supplemented from time to time, the “Merger Agreement”) for the purpose of effecting a merger of the Company and the Purchaser, with the Company as the surviving corporation in the merger (the “Merger”).

In consideration for your continued employment following the Merger, the sufficiency of which the parties acknowledge, and consistent with the terms of the Merger Agreement and the related Company Disclosure Letter, you and the Company acknowledge and agree that, effective as of the Effective Time (as defined in the Merger Agreement), your Executive Severance Agreement dated as of January 7, 2014 (your “Existing Agreement”), your Employment Agreement dated as of January 7, 2014 (the “Employment Agreement”) and your equity award agreements will be deemed amended to reflect the changes set forth below.  Any capitalized terms not defined in this letter shall have the meaning ascribed to them in your Existing Agreement.

You and the Company agree that your Existing Agreement, Employment Agreement and applicable equity award arrangements will be amended as of the Effective Date as follows:

1.              The definition of “Good Reason” set forth in Section 3(c) of your Existing Agreement will be amended to provide that, during the period of nine (9) months immediately following the Closing Date (as defined in the Merger Agreement), but ending no later than March 30, 2018,  or such shorter period as determined by Parent in its sole discretion (the “Waived Good Reason Period”), you will waive any right to terminate your employment with the Company for “Good Reason” pursuant to clause (1) of the last paragraph of Section 3(c) of your Existing Agreement, unless you are assigned duties or responsibilities that are materially and substantially inconsistent with (in a negative manner) your experience, level and education (it being understood that in no event shall any change in your duties or responsibilities solely as a result of the consummation of the Merger and the Company becoming a wholly-owned subsidiary of Parent, including no longer serving as a director, be considered for purposes of the foregoing).  In addition, during the Waived Good Reason Period, you will waive any right to terminate your employment with the Company for “Good Reason” pursuant to clause (4) of the last paragraph of Section 3(c) of your Existing Agreement because of any change in duties or responsibilities solely as a result of the consummation of the Merger and the Company becoming a wholly-owned subsidiary of Parent, including no longer serving as a director of the Company or of Parent. For the avoidance of doubt, at the end of the Waived Good Reason Period your rights with respect to Good Reason, including the right to make a claim within 90 days of the initial existence of the condition giving rise to Good Reason (with such initial existence, if any, for the purposes of clause (1) of the last paragraph of Section 3(c) of your Existing Agreement to be deemed to have arisen as of the last day of the Waived Good Reason Period) will revert to the terms set forth in your Existing Agreement as of the date hereof.  During the Waived Good Reason Period, you will continue to receive aggregate compensation that is consistent with your aggregate compensation (including base salary, perquisites and benefits) immediately prior to the Closing Date (as defined in the Merger Agreement).  In addition, if you remain employed with the Company as of January 1, 2018, you will be entitled to a retention bonus equal to 150 percent of your then-current annual base salary multiplied by a fraction, the numerator of which is equal to the number of days beginning on January 1, 2018 and ending on your termination of employment and the denominator of which is equal to 365 (the “Retention Bonus”).  The Retention Bonus shall be paid to you in a single lump sum no later than 30 days following your termination date.

2.              The definition of “Good Reason” (i) set forth in each of your Performance Share Award notices and Market Share Unit Award notices shall refer to the definition of “Good Reason” in your Existing Agreement, as amended in accordance with Section 1 above and (ii) relating to your outstanding Restricted Stock Units will be amended in a manner consistent with Section 1 above.

3.              Section 3(b) of your Existing Agreement will be amended to provide that if your employment terminates due to your death or Disability during the Waived Good Reason Period, you will be entitled to the same benefits as if your employment was terminated by you with Good Reason during such period.  For the avoidance of doubt, if your employment is terminated by Parent or the Company without Cause, or you terminate your employment for Good Reason (as amended herein), during the Waived Good Reason Period, you will be entitled to the same payments and benefits, as well as be subject to the same conditions and covenants, in each case pursuant to the terms of your Existing Agreement and applicable equity arrangements as if your employment had been terminated without Cause immediately following the Closing Date.  If your employment is terminated by Parent or the Company without Cause, or you terminate your employment for Good Reason (as amended herein), prior to the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, you will receive your full target bonus (without proration) within 30 days following the date of such termination of employment.  If you are still employed by Parent and/or Purchaser as of the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, you will receive your full target bonus (without proration) on such payment date.

4.              The definition of “Cause” set forth in Section 2(a) of your Existing Agreement will be amended and restated as set forth below:

“(a)         Cause. The Executive’s employment may terminate immediately, with or without Cause, at the election of FNP and upon notice from FNP to the Executive. As used herein, the term “Cause” means:

(i)                                     any willful or intentional act or failure to act by the Executive constituting fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, “Fraud”) which results in demonstrable direct and material injury to FNP;

(ii)                                  the Executive’s conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud; or

(iii)                               the Executive’s material breach of a material written policy of FNP that has been provided to the Executive or the rules of any governmental or regulatory body applicable to FNP which results in demonstrable direct and material injury to FNP.

For purposes of this Section 2, no act, or failure to act, on the Executive’s part shall be deemed “willful” or “intentional” unless done, or omitted to be done, by the Executive without reasonable belief that the Executive’s action or omission was in the best interests of FNP.”

5.              For the avoidance of doubt, you and the Company agree that, provided you remain continuously employed by Parent or any of its subsidiaries throughout the Waived Good Reason Period, you will be deemed to have Good Reason (as defined under your equity award arrangements and the Existing Agreement) (“Deemed Good Reason”) on the last day of the Waived Good Reason Period (or such earlier date as determined by Parent) (the “Deemed Good Reason Date”), and you will be deemed to have terminated your employment by virtue of such Deemed Good Reason as of such Deemed Good Reason Date without giving effect to any notice requirement or cure period under your equity award arrangements or your Existing Agreement.  Upon the termination of your employment on the Deemed Good Reason Date, you will be entitled to the same payments and benefits, as well as be subject to the same conditions and covenants, in each case pursuant to the terms of your Existing Agreement and applicable equity arrangements as if you had terminated for Good Reason immediately following the Closing, except as otherwise set forth in this letter agreement.  For the avoidance of doubt, and without limiting any of your rights under paragraph 3 above, if your Deemed Good Reason Date occurs prior to the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, and you assert your Deemed Good Reason and terminate employment prior to such date, you will receive your full target bonus (without proration) within 30 days following your termination date.

6.              For the avoidance of doubt, upon a termination by the Company without Cause, or upon termination of your employment for Good Reason (as amended herein), including termination on the Deemed Good Reason Date, you will receive the payments set forth in the attached Exhibit A, to the extent not previously paid, as well as payment for any additional equity grants not listed in Exhibit A, plus the Retention Bonus, if applicable, and you will receive Benefits Continuation pursuant to your Existing Agreement.  All such payments (including payment of a Pro-Rated Bonus pursuant to paragraph 3(c)(iv) of the Existing Agreement), other than the Benefits Continuation (which shall be provided in accordance with the Existing Agreement), will be made to you within 30 days following your employment termination date, so long as you have signed and not revoked a separation and release agreement in the form attached as Exhibit D to the Employment Agreement at least 8 days prior to the payment date; provided, however, that paragraph 2 of that separation and release agreement shall be edited to be consistent with this letter agreement.

7.              Pursuant to the terms of the Merger Agreement, all of the outstanding restricted stock unit awards, performance share unit awards and market share unit awards that you hold as of the Effective Time will be cancelled and converted into cash awards that provide you the right to receive an amount in cash, without interest, equal to the Merger Consideration (as defined in the Merger Agreement) multiplied by the aggregate number of shares of Company common stock applicable to such equity awards (with performance with respect to the performance share units and market share units to be deemed to have been achieved at 100% of the target award), in each case as set forth on Exhibit A, which will continue to vest on the same schedule as the cancelled restricted stock unit award, performance share unit award or market share unit award, as applicable, that relates to the converted cash award.  For the avoidance of doubt, such awards shall be subject to any continuing employment requirements set forth in the underlying award agreement, but will vest in full in the event that your employment is terminated without Cause, or you terminate for Good Reason, during the Waived Good Reason Period or if your employment terminates on the Deemed Good Reason Date.  The cash payments for such awards shall be made to you no later than 30 days following the applicable vesting date or termination date.

8.              The Company agrees to use best efforts to finalize all calculations regarding the impact, if any, of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) on any payments and benefits you may receive pursuant to this letter or any other agreement with the Company at or prior to the closing of the Merger and, if your termination date differs from the date used in such calculations, shall prepare, or cause to be prepared, revised calculations.  The Company, or its successor, shall be solely responsible for all costs associated with such calculations.  For the avoidance of doubt, all payments and benefits you may receive pursuant to this letter or any other agreement with the Company, including any excise tax under Section 4999 of the Code, are subject to the withholding obligations of the Company or its successor.

9.              Any and all stock ownership requirements, including but not limited to the requirement set forth in paragraph 5(e) of your Employment Agreement, shall be deleted in their entirety and/or null and void.

Except as explicitly set forth in this letter, all other terms and conditions of your employment with the Company and of your Existing Agreement and equity award agreements remain unchanged.  This letter will be governed by, and construed in accordance with, the laws of the State of New York.  This letter may be executed in counterparts each of which will constitute an original and all of which, when taken together, will constitute one agreement.

In the event the Merger Agreement is terminated without the Merger being consummated, this letter shall become null and void and be of no further force and effect.

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Sincerely,

Kate Spade & Company

By:	/s/ Timothy F. Michno
Name:	Timothy F. Michno
Title:	General Counsel

Accepted and Agreed:

/s/ Craig Leavitt
Craig Leavitt

[Signature Page to Waiver Letter]

Craig Leavitt

Value
ESA	$8,250,000
2017 Bonus	$2,250,000
PSU	$7,315,899

Grant Date	Shares Outstanding	Price Per Share	Value
03/02/2015	96,308	$18.50	$1,781,698
03/03/2016	171,072	$18.50	$3,164,832
03/01/2017	128,074	$18.50	$2,369,369
		Total	$7,315,899

MSU	$2,895,435

Grant Date	Shares Outstanding	Price Per Share	Value
01/07/2014	140,458	$18.50	$2,598,473
03/02/2015	16,052	$18.50	$296,962
		Total	$2,895,435

RSU	$4,479,257

Grant Date	Shares Outstanding	Price Per Share	Value
03/03/2016	114,048	$18.50	$2,109,888
03/01/2017	128,074	$18.50	$2,369,369
		Total	$4,479,257

Total (Before Tax)	$25,190,591